■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JANUARY 9, 2014

EXECUTIVE SUMMARY

Domestic equity markets capped off a very strong 2013 with solid performance in December. The S&P 500 Index rose +2.5 percent for the month and +32.4 percent for the full year. Taxable fixed income returns declined -0.6 percent in December and -2.0 percent for the year. Tax-free bonds lost -0.3 percent for the month and -2.6 for the year. The MSCI EAFE Index rose +1.5 percent in December and gained +22.8 percent for the year. Regarding the U.S. economy, the final (third) calculation of third quarter 2013 real GDP growth was revised up to +4.1 percent from the second estimate of +3.6 percent, and stands well above the initial estimate of +2.8 percent. Our forecast for a subpar economic recovery in the United States remains in place. In Europe, the economic recovery appears to be gaining traction with economic data becoming more positive. We see Japanese equities as unattractive overall and, therefore, remain underweight Japan in international and global portfolios. In China, economic growth appears to be headed toward stabilization. Taxable fixed income portfolios continue to be positioned defensively for the eventual rise in interest rates, while taking advantage of the steep yield curve environment. Our investment strategy in municipal bond portfolios continues to emphasize income, which we believe is the primary driver of portfolio return over a full market cycle. Sit Investment Associates' domestic and international equity portfolios remain diversified with high quality, growth-oriented companies.

UNITED STATES

CURRENT CONDITIONS: RECOVERY GAINING STRENGTH

Domestic equity markets capped off a very strong 2013 with solid performance in December. The S&P 500 Index rose +2.5 percent for the month and +32.4 percent for the full year. The technology-laden NASDAQ OTC Composite experienced even stronger returns gaining +2.9 percent in December and +38.3 percent for 2013. This was the best equity market performance in 16 years. Small capitalization stocks underperformed their large capitalization counterparts for the month, but substantially outperformed for the year. Medium capitalization issues outperformed large caps in December and for the year.

TOTAL RETURNS TO 12/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	2.5%	10.5%	16.3%	32.4%
Dow Jones Ind'l Avg.	3.2	10.2	12.5	29.7
Russell 1000 Index	2.7	10.2	16.9	33.1
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	2.9	10.7	22.7	38.3
S&P MidCap Index	3.1	8.3	16.5	33.5
Russell 2000 Index	2.0	8.7	19.8	38.8
FIXED INCOME				
Barclays Capital Agg. Index	-0.6	-0.1	0.4	-2.0
Barclays Capital Muni Bond Index.	-0.3	0.3	0.1	-2.6

*price only

Taxable fixed income returns declined -0.6 percent in December and -2.0 percent for the year. Tax-free bonds lost -0.3 percent for the month and -2.6 for the year. The adjacent table displays major benchmark returns and additional details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 12/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	2.9%	10.4%	19.4%	33.5%
Russell 1000 Value	2.5	10.0	14.3	32.5
MID CAP				
Russell Midcap Growth	3.2	8.2	18.3	35.7
Russell Midcap Value	2.7	8.6	15.0	33.5
SMALL CAP				
Russell 2000 Growth	2.0	8.2	22.0	43.3
Russell 2000 Value	1.9	9.3	17.6	34.5

Growth stocks outperformed their value peers across all capitalizations in December and for 2013. During the 4th quarter, small and medium cap growth stocks underperformed value stocks, while large cap growth stocks outperformed their value

counterparts. Long-term trends in the relative performance of growth versus value stocks are shown in Exhibit B.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 5th out of 33 countries for 2013. This was a marked improvement over the previous year when it ranked 22nd, as the U.S. economic expansion led the global recovery. In addition to the United States, other top 5 countries included: Ireland, Greece, Finland, and Spain. Further details are shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	4Q12 Rev.	1Q13 Rev.	2Q13 Final	3Q13 Final
Personal Con. Expenditures	$43.8	$59.2	$47.9	$52.3
Nonresid. Fixed Invs.	45.5	-22.9	22.3	23.4
Residential Invs.	20.2	13.7	15.9	12.1
Inventory Change	-69.9	34.9	14.4	59.1
Net Exports	24.4	-10.2	-2.1	4.6
Government	-50.0	-31.4	-2.9	2.9
Residual	-8.4	1.0	0.3	5.2
Total	$5.6	$44.3	$95.8	$159.6
% Change in Real GDP (ann.)	0.1%	1.1%	2.5%	4.1%
% Change in Real Final Sales (ann.)	2.2%	0.2%	2.1%	2.5%
% Change in GDP Deflator (ann.)	1.4%	1.7%	0.6%	2.0%

Regarding the U.S. economy, the final (third) calculation of third quarter 2013 real GDP growth was revised up to +4.1 percent from the second estimate of +3.6 percent, and stands well above the initial estimate of +2.8 percent. Strength in the final figure came from a large upward adjustment to personal consumption expenditures (PCE), along with increases in nonresidential fixed investment and net exports. The adjacent table displays dollar changes in the major components of real GDP over the past four quarters. The following table shows the contributions to percent change in GDP by major components, and the steady acceleration in GDP growth over the period. Year-over-year changes in the components of real GDP are shown in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	4Q12 Rev.	1Q13 Rev.	2Q13 Final	3Q13 Final
Personal Cons. Exps.	1.13%	1.54%	1.24%	1.36%
Nonresid. Fixed Invs.	1.13	-0.57	0.56	0.58
Residential Invs.	0.50	0.34	0.40	0.31
Inventory Change	-2.00	0.93	0.41	1.67
Net Exports	0.68	-0.28	-0.07	0.14
Government	-1.31	-0.82	-0.07	0.08
Total GDP Growth	0.10%	1.10%	2.50%	4.10%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

Much of the upward adjustment to the final estimate of third quarter GDP came from increased consumer spending, which suggests that recent improvement in economic growth is higher quality, and, as a result, may be more sustainable. The majority of the gain in consumer spending came in the services category.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Dec. Proj.	10868.20	4.0%	10889.94	4.3%
	Nov.	10868.20		10868.20	
	Oct.	10812.00		10812.00	
	Sept.	10768.20	2.0%	10768.20	2.0%
	Aug	10745.40		10745.40	
	July	10718.90		10718.90	
	June	10707.70	1.8%	10707.70	1.8%
	May	10689.40		10689.40	
	April	10678.70		10678.70	
	Mar.	10674.20	2.3%	10674.20	2.3%
	Feb.	10643.50		10643.50	
2013	Jan.	10614.30		10614.30	
	Dec.	10602.40	1.7%	10602.40	1.7%
	Nov.	10593.40		10593.40	
	Oct.	10558.60		10558.60	
	Sept.	10566.60	1.7%	10566.60	1.7%
	Aug.	10523.20		10523.20	
	July	10533.20		10533.20	
	June	10493.60	1.9%	10493.60	1.9%
	May	10497.90		10497.90	
	Apr.	10499.00		10499.00	
	Mar.	10467.30	2.9%	10467.30	2.9%
	Feb.	10466.60		10466.60	
2012	Jan.	10409.50		10409.50	

November U.S. real personal consumption expenditures increased a robust +0.5 percent, following on a strong October gain of +0.4 percent. As a result of this strength, our sensitivity analysis shows that 4th quarter real consumer spending will be at least +4.0 percent, even if PCE in the month of December is flat.

The nonfarm payrolls report for December will not be released until January 10th. Consensus expectations are for roughly 200,000 new jobs and no change in the unemployment rate of 7.0 percent. Since the Federal Reserve has already begun to taper its quantitative easing program, we believe there will be less focus on the upcoming employment report, and, barring significant variation from expectations, we expect the data will not carry the same weight as reports of the last few months.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2012	0.1%	3.4%	1.7%	2.2%
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9
September 2012	3.4	1.8	2.0	2.0
October 2012	3.9	1.1	2.2	2.0
November 2012	-0.3	0.4	1.8	1.9
December 2012	-3.1	0.1	1.7	1.9
January 2013	-1.8	1.0	1.6	1.9
February 2013	3.4	1.6	2.0	2.0
March 2013	5.5	1.2	1.5	1.9
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7
June 2013	1.3	3.4	1.8	1.6
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8
September 2013	1.1	1.2	1.2	1.7
October 2013	-0.1	0.9	1.0	1.7
November 2013	-1.4	0.1	1.2	1.7

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), was unchanged in November compared with the street estimate of a +0.1 percent increase. On

a year-over-year basis, the November level of +1.2 percent remains very near the low of the past several years, as detailed in the preceding table. Core CPI, which excludes the volatile food and energy sectors, gained +0.2 percent compared with the consensus expectation of +0.1 percent. Despite this, the +1.7 change in the year-over-year core CPI figure is also near the low of the past few years. Inflation remains very contained, but may warrant increased focus as the economic recovery continues to gain momentum. Longer-term inflation trends are shown in Exhibit E.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +0.3 percent in December and, on average, +3.4 percent for the year, as displayed in Exhibit F. Over the last six months, the dollar was quite stable. However, given the anticipation of rising interest rates in the U.S. in coming years, as its economic recovery leads the world, the U.S. dollar could strengthen further as the interest rate differential versus other currencies widens.

In summary, our forecast for a subpar economic recovery in the United States remains in place. While we do expect improving growth over the course of 2014, it will, nonetheless, still be at a pace that lags prior recoveries. As a result of strong consumer spending levels in the first two months of the 4th quarter, we have increased our estimate for 4th quarter U.S. real GDP growth from +2.0 percent to +3.0 percent. Additionally, we have made modest upward adjustments to our quarterly estimates for 2014 real GDP growth. These revisions, along with the final estimate of 3rd quarter growth, yield annual GDP growth rates of +1.9 percent for 2013 and +2.7 percent for 2014, compared with the previous estimates of +1.8 percent and +2.4 percent, respectively. All of the details of our key economic assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: TAPERING BEGINS

The U.S. Treasuries yield curve steepened for both the quarter and the year. Yields for intermediate and long Treasury maturities rose +0.3 to +0.4 percent in the fourth quarter, and in excess of +1.0 percent for the year, as the Federal Reserve announced it will reduce the current bond buying programs. Specifically, 5- and 10-year maturity U.S. Treasury Notes gained +102 basis points and +127 basis points from year-end 2012 to 1.74 and 3.03 percent, respectively. The 30-year maturity U.S. Treasury Bond yield ended the year at 3.97 percent, up +102 basis points from the 2012 year-end level.

The Barclays Aggregate Bond Index return for the fourth quarter was -0.13 percent. For the full year, the index produced a negative return of -2.02 percent. The U.S. Treasury sector was the worst performing sector for the quarter and the year, as the fear of increased supply from funding the deficit, and the tapering of quantitative easing measures caused yields to rise. Agency mortgages were the second worst performing sector of the quarter for the same reasons. However, for the year, agency mortgage performance was modestly supported by the Federal Reserve's massive purchase activity, virtually consuming all net new issuance for the year. Corporate bonds were the best performing sector for the quarter. For the year, corporate bonds produced negative absolute returns, but outperformed the benchmark. Financial institutions had particularly strong performance for both the quarter and the year. Improvements in housing fundamentals drove improved credit metrics for banks, and the steeper yield curve increased market expectations for

better net interest margins. These factors caused financial institutions to produce returns of just under +1 percent for the year. Returns for asset-backed and other consumer-sensitive securities were generally flat on an absolute basis, but outperformed the benchmark, primarily due to their shorter durations and the improving economy.

TOTAL RETURNS TO 12/31/13				
	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	-0.6%	-0.1%	0.4%	-2.0%
Treasury	-0.9	-0.8	-0.7	-2.7
Agency	-0.6	-0.2	0.1	-1.4
Corporate	-0.2	1.1	1.9	-1.5
CMBS	-0.3	0.5	1.6	0.2
Asset-Backed	-0.2	0.3	0.5	-0.3
Mortgage Pass-Through	-0.5	-0.4	0.6	-1.4
5-Year Treasury	-1.5	-0.9	-0.2	-2.5

We expect the Federal Reserve to keep short rates low for an extended period, while the reduction in asset purchases and a slowly improving economy will put upward pressure on intermediate and longer term bond yields. The change in leadership at the Federal Reserve from Ben Bernanke to Janet Yellen, in addition to the onset of tapering monetary stimulus, will be challenging for the fixed income market. We continue to position portfolios defensively for the eventual rise in interest rates, while taking advantage of the steep yield curve environment. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Tax-exempt yields ended the quarter modestly higher for all but the shortest maturities. Specifically, for the quarter, the 5-year AAA general obligation yield decreased -8 basis points to 1.24 percent, while the 10-year and 30-year AAA general obligation yields increased +23 basis points to 2.77 percent and +7 basis points to 4.19 percent, respectively. For the year, the 5-year AAA general obligation yield decreased -15 basis points, while the 10-year and 30-year AAA general obligation yields increased +29 and +66 basis points, respectively. Yields generally decreased during October, before increasing throughout the remainder of the year. After the Federal Reserve announced a $10 billion reduction in its ongoing monthly purchases of U.S. Treasuries and agency mortgage-backed securities on December 18, reactions were mixed, with intermediate tax-exempt yields continuing to increase, while longer tax-exempts were relatively unchanged for the balance of the month.

The Bond Buyer 40-Bond Index ended the year with a yield of 5.13 percent, up +4 basis points for the quarter and up +103 basis points for the year. It reached a maximum yield during the year of 5.34 percent in early September, before trending lower throughout the remainder of September and October. The index remained in a relatively narrow trading range between 5.05 percent and 5.16 percent during November and December.

Investment grade bonds rated single A and above had modestly positive returns during the fourth quarter, while BBB-rated and below investment grade issues generally had negative returns. For the year, all quality sectors had negative returns with higher quality bonds generally outperforming lower quality bonds. Credit spreads generally increased throughout the second half of the year, with spreads for BBB-rated bonds increasing more than

spreads for A-rated bonds. Notably, Puerto Rico bonds, which account for approximately 2.5 percent of the Barclays Municipal Bond Index, significantly contributed to this overall spread widening. Concerns regarding the island economy's high debt burden and lackluster economic growth resulted in a -5 percent decline for the quarter and a -20 percent decline for the year, as measured by the territory's sub-component of the index. In terms of duration, tax-exempt bonds in the 3- to 5-year range performed best during the quarter. Tax-exempt bonds in the 1- to 5-year duration range performed best during the year.

<u>In terms of industry sectors, general obligation bonds modestly outperformed revenue bonds during both the fourth quarter and the year.</u> Local general obligation bonds outperformed state general obligation bonds during the fourth quarter, but lagged for the year. In terms of revenue bond sectors, resource recovery, industrial development revenue/pollution control revenue, and housing bonds had the strongest returns for the quarter, while special tax bonds were the only industry sector with a negative return for the period. For the year, housing bonds and resource recovery bonds had the strongest returns among revenue bond sectors, while special tax bonds had the weakest returns.

<u>The tax-exempt yield curve remains steep, with the spread between the 2-year and 30-year AAA general obligation yields remaining close to recent and historic highs at 386 basis points.</u> In terms of relative value to Treasuries, shorter tax-exempt yield ratios are beginning to look expensive relative to their historical average, while longer tax-exempt yield-ratios remain cheap compared to their historical averages.

TOTAL RETURNS TO 12/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	-0.3%	0.3%	0.1%	-2.6%
5-Year Municipal	-0.2	0.8	1.7	0.8
Long (22+ years)	-0.6	0.1	-2.0	-6.0
Revenue	-0.3	0.3	-0.1	-2.9
Electric	-0.5	0.0	-0.7	-3.1
Hospital	-0.2	0.5	0.0	-2.6
Housing	-0.1	0.7	0.3	-0.3
IDR/PCR	-0.1	0.7	0.6	-2.6
Transportation	-0.2	0.5	0.3	-2.6
Education	-0.2	0.5	0.6	-2.6
Water/Sewer	-0.1	0.5	0.6	-2.9
Resource Recovery	0.0	1.1	1.0	-0.9
Leasing	-0.4	0.2	0.1	-2.5
Special Tax	-0.6	-0.3	-1.6	-4.3
General Obligation	-0.2	0.4	0.4	-2.3
Prerefunded	0.0	0.3	0.9	0.3
Insured	0.0	0.8	1.1	-2.0
Muni Aaa	-0.2	0.4	0.9	-1.6
Muni Aa	-0.2	0.4	0.7	-2.1
Muni A	-0.2	0.4	0.1	-2.6
Muni Baa	-1.2	-0.4	-4.7	-7.2

Fund flows were negative for the entire second half of the year, with 32 consecutive weeks of outflows as of year-end and four consecutive weekly outflows above $1 billion to close the year. Total new issue supply of tax-exempts during 2013 was down from 2012 levels, with a modest reduction in new money issuance and a more marked decrease in refunding issuance due to generally higher interest rates. Forecasts of new money issuance generally expect a modest increase in 2014; however,

the higher level of interest rates should continue to restrain refunding issuance.

Although we believe that the Federal Reserve will likely conclude its quantitative easing program sometime in the second half of 2014, we expect short rates to remain extraordinarily low throughout the year. Our tax-exempt investment strategy continues to emphasize income, which we believe is the primary driver of return over a full market cycle. As a result of both of these factors, we expect to modestly shorten duration during 2014 while maintaining or increasing income within portfolios. As always, diversification remains a key tenet in our strategy to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: ECONOMY GAINING STEAM

The European economic recovery continues to gain traction. Most economic indicators are either stabilizing or showing improvement. While we believe data will be mixed – two steps forward, one step back – on the margin, we continue to see better data and improving GDP growth. We expect euro area GDP growth of +1.0 percent in 2014 and UK GDP growth of +2.3 percent. While this growth appears modest on an absolute basis, the European region is experiencing the largest percentage improvement in growth relative to the rest of the world. Certainly, the low base is a contributing factor, but economic data has also been stronger in Europe. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

The industrial segment of the economy is continuing to show material improvement. The December PMI (Purchasing Managers' Index) rose to 52.7 in December from 51.6 in November. Germany continues to show improvement, while France lagged behind. This data can have volatile readings from month to month, but the trend since mid-2012 has been generally positive. New orders reinforced the data, but inventories declined slightly. Additionally, confidence readings, such as the German ZEW indicator of Economic Sentiment, continue to show optimism. Exhibit J displays the improving data for the manufacturing sector.

Unemployment appears to have hit a plateau, at 12.1 percent in the euro area and 10.9 percent in the European Union, according to the latest release for November. In general, unemployment rates have improved in virtually every country, with the largest decline coming from the southern/peripheral countries (Spain, Italy, and Greece) where unemployment was the highest. Youth unemployment continues to be problematic and will not be resolved anytime soon, as has been the case for the past five years. The current unemployment picture is shown in Exhibit K.

MONETARY AND FISCAL POLICY

As we indicated last quarter, the European Central Bank (ECB) may reduce rates over the next 12 months. On November 7th, the ECB cut its refi rate by -25 basis points to 0.25 percent, but left rates unchanged at the January 9th meeting. The Bank of England left rates unchanged at 0.5 percent. As inflation is not a near-term concern, we believe the ECB will maintain its bias to reduce its refi rate sometime in the next 12 months. Inflation is currently at 0.9 percent for the euro area and 2.2 percent in the UK. Our inflation expectations are detailed in Exhibit I.

Most European currencies strengthened relative to the U.S. dollar in the fourth quarter and for 2013. For the year, the euro appreciated +4.5 percent relative to the U.S. dollar, while the British pound advanced +1.9 percent. Similarly, the euro gained +1.8 percent in the fourth quarter and the British pound appreciated +2.3 percent. Last quarter we thought the European currencies would remain relatively unchanged, but given the more positive economic data from the region, European currencies have appreciated. We expect the euro and the British pound to remain relatively stable in 2014, with a slight strengthening bias as economic recovery in Europe gains further momentum. Our currency forecasts are shown in Exhibit I.

JAPAN

CURRENT CONDITIONS: PROGRESS CONTINUES

The Japanese economy continues to make progress; however, whether Prime Minister Abe's policy mix will be able to sustain growth in the longer run remains to be seen. Japan's economy continued to expand in the September quarter, growing at an annualized +1.1 percent pace, though this is down from rates in excess of +3 percent in the previous two quarters as consumer spending slowed (see Exhibit L). We expect the economy to continue to improve modestly in 2014, although quarterly readings will likely be volatile, as demand fluctuates in reaction to the +3 percentage point hike in the consumption tax effective April 1.

Consumer activity has moderated from the robust levels seen earlier in the year. Household spending has remained uneven in recent months after expanding strongly early in 2013, and overall consumer confidence has pulled back from earlier highs. The employment picture remains stable as the unemployment rate has remained at or below 4.1 percent since March, holding at 4.0 percent in November. Continued improvement in the leading new job offers-to-applicants ratio and improvement in the labor force participation rate suggest continued progress. Nominal wages remain restrained, though the annual wage negotiations this spring could spur improvement. Consumer prices continue to make gains, with recent data suggesting increases are beginning to take hold beyond currency-sensitive energy prices. In December, prices rose +1.5 percent year-over-year overall and +0.6 percent excluding food and energy.

The industrial sector continues to make modest progress. Industrial production has made measured gains, reflecting improved domestic and overseas demand. Exports are beginning to benefit from the weak yen, with export volumes growing positively on a year-over-year basis in four of the past five months. Growth has been balanced regionally, with Asia, the US, and Europe each contributing to growth. Government surveys of manufacturers suggest industrial production will continue to improve over the next two months, a point further supported by

the continued expansionary readings from the purchasing managers' survey.

Corporate sentiment continues to make modest gains, though capital investment plans remain subdued. The quarterly Tankan survey shows sentiment among large corporations continues to improve, reaching a level of +16, up from September's +12 reading and the highest level since December 2007. Capital spending plans, however, remain conservative with managers expecting to raise investment levels +5 percent in the coming fiscal year, a pace that has held constant since the June survey.

MONETARY AND FISCAL POLICY

Prime Minister Abe has continued to pursue his main objectives of spurring domestic growth, escaping deflation, and improving the nation's fiscal situation through implementing a three-pronged policy agenda consisting of aggressive monetary easing, flexible fiscal spending, and pro-growth structural measures. Monetary policy remains highly accommodative, as the Bank of Japan continues its asset purchase program introduced in April 2013, which aims to double the monetary base by the end of 2014. The Bank of Japan (BOJ) may ease further, as BOJ Governor Kuroda has indicated that the bank stands ready to act should risks to obtaining the targeted +2 percent inflation rate arise. On the fiscal front, policy will remain accommodative into 2014, as the government approved a supplementary budget to help offset the coming negative impact of the consumption tax hike.

We believe the key to the long-run success of Mr. Abe's policy prescription lies in the government's ability to implement pro-growth structural reforms, the so-called "third arrow." These measures aim to foster improved labor productivity and increase the labor participation rate, mainly among the female population, both important levers in the sustainable growth equation, given Japan's shrinking population and 30 percent productivity gap relative to the United States. To date, progress on Mr. Abe's broad slate of supply-side reforms has been mixed, if not disappointing. The Diet passed pro-growth legislation during its autumn session, which includes bills encouraging investment and industry consolidation, improving farmland use, and reforming the electricity market. However, progress has been noticeably lacking in key areas, such as addressing the rigid labor market and reforming the corporate tax system. Further, opposition that nearly squelched legislation allowing online sale of pharmaceutical products serves as a reminder of the entrenched political interests these reforms face. Lastly, Mr. Abe's recent pivot toward security and self-defense matters brings into question his willingness to fully see through economic reforms. While some progress has been made, risks clearly remain in fully implementing the proposed reform measures.

The stakes are high for the successful execution of Mr. Abe's policies, as Japan's structural issues remain acute. The nation's population is declining, their debt level exceeds 200 percent of nominal GDP as shown in Exhibit L, and the recurring fiscal deficit continues to add to the elevated debt level. While the modest economic gains and nascent escape from deflation are a move in the right direction, Japan has much further to go to bridge the policy-fueled recovery seen to date into sustained growth supported by structural reform measures. We remain cautious on the policy's prospects, but watchful for signs of better-than-expected progress.

ASIA EX-JAPAN

CURRENT CONDITIONS: FURTHER SLOWING IN CHINA

Most analysts were expecting China to experience a moderation of growth in fourth quarter 2013. The latest data suggest the recovery is slowing, but at a pace that is not as slow as originally expected (see Exhibit M). We believe that real GDP growth in fourth quarter 2013 could come in slightly ahead of the estimate of +7.6 percent. For 2014, expansion will depend on how the government balances economic growth and restructuring reform. We continue to expect slightly slower growth in 2014 versus the 2013 level, given our assumption that policymakers will shift their focus toward structural reforms.

The Communist Party of China's 3rd Plenum did not disappoint, despite the high expectations. The sweeping blueprint for reforms, known as the Decision, approved by the plenum is regarded as the most comprehensive and ambitious in decades. The Decision addresses 16 areas with 60 major initiatives covering topics from fiscal and tax policy, to banking, residence registration system, education, medical care, defense and the military. The Decision is in favor of "sharply reducing government's influence" and allowing markets to play a larger role in allocating resources. It goes on to state that, rather than directly interfering in the economy, the government should focus on maintaining macro stability, improving public services, ensuring fair competition, and strengthening regulations. The Decision also aims to increase property rights for farmers, and encourage private investment in more industries.

As a road map for the administration of President Xi Jinping over the next decade, if China can reform as planned to a more market-friendly economy, it would greatly improve economic growth prospects in the mid- to long-term. Now that the plans have been unveiled, implementation will be the key. With the Central Reform Leading Group headed by President Xi to help push forward the reform, we are optimistic on the prospects for success. However, we also note that, while the reforms will be positive over time, they may create some pressure on the economy in the near term.

Australia's economy continues its transition from commodity-based to domestic consumption-driven. This has helped stabilize its economic growth, with third quarter GDP growth of +2.3 percent year-over-year, up from second quarter's +2.6 percent. The focus on domestic consumption along with low interest rates has, in part, led to stronger October retail sales at +0.5 percent month-over-month and house finance by owner occupiers up +1.0 percent. Additionally, Australia's labor market continues to improve, with employment for November rising by +21,000, above estimates of +10,000. We forecast 2013 and 2014 GDP growth of +2.5 percent and +2.6 percent, respectively.

The economies of Hong Kong and South Korea are also recovering. Hong Kong third quarter 2013 GDP grew +2.9 percent year-over-year, slightly slower than second quarter's +3.2 percent, as private consumption and services export growth slowed. South Korea's economy rose +3.3 percent in the third quarter, up from +2.3 percent in the second quarter, on strength in construction. Hong Kong is a beneficiary of China's economic recovery, with over half of total exports going to China. South Korea's economy should continue to benefit from the global economic recovery, accommodative monetary policy, and stabilization of the property market. South Korean exports increased +7.2 percent year-over-year in October, as exports to

the U.S. and E.U. improved. Inflation of +0.94 percent year-over-year in November is below the target range of +2.5 to +3.5 percent, and gives the Bank of Korea the option to reduce rates. Lastly, there are signs of a bottoming of volume and prices in the property market. The details of Korea's economic improvement are shown in Exhibit N.

MONETARY AND FISCAL POLICY

In China, we expect incrementally tighter monetary conditions, as the People's Bank of China tries to rein in credit growth and push forward interest rate liberalization. The fast pace of credit growth in China over the past couple of years is becoming a larger concern for many investors and gaining the attention of the country's policymakers. At the end of 2008, to cope with the global financial crisis, the Chinese government implemented a RMB4 trillion stimulus package and flooded the market with bank loans. As the central bank started to tighten monetary policy in late 2010 and 2011, shadow bank lending boomed. China's debt-to-GDP ratio, which includes corporate, household and local government debt, but not central government or financial debt, climbed from less than 140 percent at the end of 2008 to nearly 210 percent at the end of the third quarter 2013, according to estimates and as shown in Exhibit O.

Given the lack of transparency and regulatory oversight, the shadow banking system is viewed as one of major threats to China's economic growth in the next couple of years. Shadow banking typically involves those that do not have easy access to bank credit, such as property, private companies and local government funding vehicles (LGFV). The interbank market is believed to be an important funding source for the shadow banking system. The government's ability to carefully rein in this credit growth will be key to engineering a successful "soft landing" in China's economy. Exhibit P shows the progress that has been made already.

In an effort to address the funding issue that led to shadow banking, policymakers aim to establish a multi-layered financing system to meet credit demand. Currently, the majority of the funding in China still comes from state-owned bank lending. Recent announcements regarding reforms to the IPO market should help the development of the equity market. We also expect to see more efforts to develop the bond market, privately owned banks, and online financing. This should lead to improved transparency and a more market-oriented system, which will allow more efficient capital allocation.

On December 30th, the National Audit Office released the highly anticipated data on central and local government debt. According to the audit, local government debt has been growing at +20 percent CAGR since the end of 2010 to RMB17.9 trillion as of June 2013. At of the end of 2012, total government debt was RMB27.8 trillion or 54 percent of GDP, vs. the global benchmark level of 60 percent, as shown in Exhibit Q. While the amount and fast growth of local government debt is indeed a source of concern, the overall debt situation in China is still manageable given the high savings rate, the massive assets the government still owns, and the still relatively fast economic growth. Nonetheless, we expect more measures from policymakers to contain further rapid growth of local government debt.

The central banks of Australia and South Korea both left rates unchanged during fourth quarter 2013. The Reserve Bank of Australia kept its benchmark cash rate at 2.5 percent on

December 3rd, for the fourth consecutive month. The Bank of Korea has left its policy rate at 2.5 percent since May 2013.

REST OF WORLD

CURRENT CONDITIONS: WEAKNESS IN BRAZIL, BUT SIGNS OF RECOVERY IN MEXICO

Brazil's economy remains weak. It declined -0.5 percent quarter-over-quarter in the third quarter of 2013, a slowdown from second quarter's +1.8 percent growth, on weakness in the agriculture and industry sectors, and a decline in investments and exports. Also, October retail sales growth of +5.3 percent year-over-year was below expectations. Inflation continues to be elevated, as first half December CPI was up +5.85 percent year-over-year, near the upper band limit of +4.5 to +6.5 percent. As a result, Brazil's central bank raised interest rates +100 basis points to 10.0 percent during the fourth quarter. We expect 2013 GDP growth of +2.3 percent and 2014 GDP growth of +1.8 percent, reflecting softer domestic demand as a result of continued high interest rates.

In Mexico, though third quarter GDP growth disappointed at +0.8 percent quarter-over-quarter seasonally-adjusted, it was a turnaround from second quarter's decline of -0.6 percent. Economic growth should improve in 2014 from stronger consumption, higher public and social investments in Mexico's 2014 budget, liberalization of the energy sector, and a more sustained U.S. economic recovery. Retail sales are improving, as Mexican Retail Association same-store sales for November rose a better-than-expected +3.4 percent year-over-year. Of Mexico's 2014 budget of M$4.5 trillion pesos ($346 billion), government spending increased by +8.8 percent from the year before and public spending on infrastructure is +14 percent higher. Mexico's opening up of the energy sector after 75 years will help boost competitiveness, growth, and foreign investment. Mexico's inflation at +3.6 percent year-over-year in November is below their target range of +4.0 percent. Lastly, Mexico is a beneficiary of a stronger U.S. economy, as about 75 percent of Mexico's exports go to the U.S. We forecast Mexico's 2013 GDP at +1.2 percent, and we expect 2014 GDP to accelerate to +3.5 percent.

GLOBAL EQUITY INVESTMENT STRATEGY:

GLOBAL RECOVERY GAINING TRACTION

United States

Domestic equity markets experienced their strongest performance in 16 years, driven by continued improvement in the U.S. economic recovery, particularly in the second half of 2013. Moreover, this strength likely has momentum that will carry into 2014. However, while we expect the economy to gain further traction over the coming four quarters, it will not be without temporary setbacks.

As Exhibit R shows, the S&P 500 Index underwent significant price-earnings multiple expansion over the course of 2013. While the stock market is not overvalued at slightly more than 17 times forward earnings, further gains will more likely be influenced by earnings growth rather than multiple expansion. Given our forecast for improving economic growth throughout the year, this seems to be a very plausible scenario.

However, as the Federal Reserve continues to shrink its quantitative easing program throughout the year, investors will likely favor companies with higher quality fundamentals that deliver above-average earnings growth. We expect the year to

unfold as a period when economic growth will be supportive of corporate earnings growth, but, at the same time, we expect investors to become more discerning, as the Federal Reserve pulls back from record levels of accommodative monetary policy. As a result, we anticipate 2014 will be a year that rewards good stock picking.

Sit Investment Associates' domestic client portfolios remain diversified with high quality, growth-oriented companies. Holdings emphasize the traditional growth sectors of technology and healthcare, along with the producer manufacturing and energy services sectors. In aggregate, these holdings are projected to deliver above-average earnings growth at relatively attractive valuations, as shown in Exhibit S.

International

In Europe, the economic recovery appears to be gaining traction with economic data becoming more positive. Our European strategy set in place earlier in 2013 remains intact. Europe will continue to experience growth, albeit at lower absolute levels than Asia and the U.S., but larger in terms of percentage point change from 2013 to 2014. The domestic hurdles (high unemployment, low spending, etc.) remain, but the region will experience growth, in large part, because of the improvement in the manufacturing sector. Equity markets will likely continue to move higher, but most companies have yet to show signs of quality revenue and earnings growth. In general, estimates will likely come down throughout 2014, as expectations appear to be too high. As a result, we expect negative earnings revisions to continue. We remain focused on high quality, cash generative companies with stronger relative sales and earnings growth.

Our strategy is to maintain a balanced portfolio with a tilt toward modestly higher beta companies, such as more cyclical and financial companies along with domestic consumption companies. We believe a portfolio constructed with this high quality bias will perform better in the current market environment. The valuation gap between European companies and the rest of the developed world has somewhat diminished over the past 12 months; however, we believe that good investment opportunities remain. Exhibit T shows current valuation in historical context.

The Japanese equity market has been considered a "safe-haven" market the past several years; however, we believe this will no longer be the case, given the structural risks to the economy and the unproven nature of Mr. Abe's economic policies. In combination with only average valuations from a historical perspective and modest domestic growth prospects, we see Japanese equities as unattractive overall and therefore remain underweight Japan in international and global portfolios. Our holdings remain focused on defensive consumption-driven companies and export-oriented businesses. Defensive consumption stocks should perform well in a slow growth environment. Global, export-oriented businesses will likely benefit from the weakened yen and exposure to diverse overseas markets where growth prospects remain more attractive.

China's economic growth moderation has been less than expected with economic growth still around +7.5 percent. Stabilization of China's economic growth will benefit its neighboring countries, along with the rest of the world. The resulting economic recovery in South Korea should provide a favorable environment for corporate earnings growth there.

Our global portfolio strategy, by major geographic region, is shown in the adjacent table. The sentiment gauge reflects our view of the current investment environment. The Weight versus Index column displays our targeted portfolio weight relative to benchmarks.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	+	+
United Kingdom	o	+
Rest of Europe	o	+
Greater China	+	o
Japan	-	--
Rest of Asia	o	-
Latin America	-	--
Africa/Middle East	o	--

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	12/31/13	11/29/13	09/30/13	06/28/13	12/31/12	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	16576.66	16086.41	15129.67	14909.60	13104.14	+3.0%	+9.6%	+11.2%	+26.5%
S&P 500	1848.36	1805.81	1681.55	1606.28	1426.19	+2.4	+9.9	+15.1	+29.6
NASDAQ OTC Composite	4176.59	4059.89	3771.48	3403.25	3019.51	+2.9	+10.7	+22.7	+38.3
Fixed Income									
U.S. Treasury									
2-Year Notes	0.38	0.28	0.32	0.36	0.25	+10 b.p.	+6 b.p.	+2 b.p.	+13 b.p.
5-Year Notes	1.74	1.37	1.38	1.40	0.72	+37	+36	+34	+102
10-Year Notes	3.03	2.75	2.61	2.49	1.76	+28	+42	+54	+127
30-Year Bonds	3.97	3.81	3.69	3.50	2.95	+16	+28	+47	+102
AA Industrial									
Intermediate Maturity	3.65	3.40	3.31	3.44	2.51	+25	+34	+21	+114
Long Maturity	4.72	4.56	4.62	4.64	3.91	+16	+10	+8	+81
Mortgages									
Current Coupon GNMA (3.50%)	3.43	3.31	3.18	3.17	2.05	+12	+25	+26	+138
Municipals									
Bond Buyer 40-Bond Index	5.13	5.07	5.09	4.73	4.10	+6	+4	+40	+103
Short Term									
Fed Funds	0.08	0.09	0.07	0.09	0.16	-1	+1	-1	-8
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.07	0.06	0.02	0.04	0.05	+1	+5	+3	+2

* Primary Credit Discount Rate; effective 1/9/03.

E-12/13 123113
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through December 31, 2013
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12
12/13

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/13

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 5th Out of 33 World Equity Markets
Year-to-Date Through December 31, 2013

PERFORMANCE IN U.S. DOLLARS

Country	DJ Global, Indexes, US$ on 12/31/13	Change from 12/31/2012 points	Change from 12/31/2012 percent	12/31/2013 Country Rank
Australia	420.91	-4.74	-1.11%	26
Austria	259.64	29.53	12.83%	18
Belgium	473.64	88.62	23.02%	12
Brazil	1131.03	-263.38	-18.89%	31
Canada	495.34	15.18	3.16%	23
Chile	500.72	-141.31	-22.01%	32
Denmark	766.04	175.95	29.82%	6
Finland	958.45	254.43	36.14%	3
France	321.25	65.17	25.45%	10
Germany	367.26	80.27	27.97%	7
Greece	58.62	16.57	39.42%	2
Hong Kong	497.38	38.44	8.38%	20
Indonesia	165.85	-53.04	-24.23%	33
Ireland	320.04	94.00	41.59%	1
Italy	131.22	22.59	20.80%	15
Japan	102.91	20.39	24.71%	11
Malaysia	291.41	13.77	4.96%	22
Mexico	668.57	-2.22	-0.33%	25
Netherlands	347.01	74.52	27.35%	8
New Zealand	255.62	31.19	13.90%	17
Norway	409.15	26.64	6.96%	21
Philippines	345.50	-31.68	-8.40%	29
Portugal	153.22	27.11	21.50%	14
Singapore	334.24	-6.92	-2.03%	27
South Africa	367.54	-31.67	-7.93%	28
South Korea	314.64	8.79	2.87%	24
Spain	303.38	71.88	31.05%	4
Sweden	657.13	121.32	22.64%	13
Switzerland	780.88	158.96	25.56%	9
Taiwan	177.38	14.73	9.06%	19
Thailand	173.59	-26.40	-13.20%	30
United Kingdom	265.33	42.18	18.90%	16
United States	466.56	108.54	30.32%	5 ←
COMPOSITE INDICES				
Latin America	611.47	-111.10	-15.38%	
Western Europe	333.12	63.28	23.45%	
Asia/Pacific	146.94	13.72	10.30%	
World (ex U.S.)	238.31	27.91	13.27%	

Source: FactSet Research Systems, January 1, 2014

Exhibit D

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Rev.	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Final	3Q13 Adv.	3Q13 Pre.	3Q13 Final
Personal Consumption Expend.	3.1%	2.6%	2.5%	2.0%	2.2%	2.3%	2.2%	2.0%	1.9%	1.9%	1.8%	1.8%	1.9%
Non-Residential Fixed Invest.	6.8	6.4	8.4	8.6	10.4	9.0	5.0	5.0	2.4	2.4	2.7	3.2	3.5
Residential Investment	-1.6	-6.0	4.6	5.6	10.7	11.6	13.6	15.5	12.9	15.1	15.3	14.8	14.2
Inventory Change (2)	++	-	--	++	++	++	++	--	--	-	+	++	++
Net Exports (3)	-10.4	7.6	14.1	0.6	3.8	0.7	-0.6	9.4	3.9	2.5	5.3	3.3	3.8
Exports	9.1	7.9	6.9	4.6	4.7	4.4	2.8	2.4	1.0	2.0	3.0	2.8	2.9
Imports	9.3	4.6	2.3	3.5	3.0	3.4	2.4	0.1	0.1	1.2	1.5	1.7	1.6
Government Spending	-2.3	-3.3	-3.9	-3.3	-1.7	-1.3	0.2	-1.1	-1.8	-2.0	-2.8	-2.7	-2.7
Total Real GDP	2.0%	1.9%	1.5%	2.0%	3.3%	2.8%	3.1%	2.0%	1.3%	1.6%	1.6%	1.8%	2.0%
Memo:													
Total GDP Less Housing and Autos	1.9	2.0	1.4	1.9	3.0	2.4	2.7	1.5	0.9	1.1	1.1	1.3	1.5
Pers. Cons. Exp. Plus Res. Invs.	2.9	2.3	2.5	2.1	2.5	2.6	2.6	2.5	2.3	2.4	2.4	2.3	2.4
After-tax Corporate Profits	-3.3	2.4	-0.7	3.9	23.3	18.0	19.4	16.3	3.5	5.3	NA	5.8	5.6

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, December 20, 2013

Exhibit E

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.7%
All: +1.2%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +1.3%
All: +0.7%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

Source: Bureau of Labor Statistics and Bloomberg, December 13 & 17, 2013

G:\Support\Exhibits\E-12/13

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2010			2011			2012			2013		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.82	-9.2%	-7.1%	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%
February	75.50	-9.5	0.4	71.93	-4.7	-10.2	72.26	0.5	9.7	74.57	3.2	0.9
March	75.18	-10.5	3.0	70.74	-5.9	-10.9	72.91	3.1	5.1	76.20	4.5	10.2
April	75.37	-8.6	7.1	69.48	-7.8	-7.5	72.79	4.8	3.4	76.18	4.7	9.7
May	78.45	-0.8	17.4	69.57	-11.3	-8.6	73.92	6.2	4.8	76.90	4.0	9.2
June	79.01	2.4	16.2	69.48	-12.1	-11.2	75.03	8.0	5.0	76.20	1.6	8.7
July	76.72	0.2	8.0	69.04	-10.0	-10.3	75.22	9.0	5.2	77.19	2.6	10.1
August	75.90	0.7	1.1	69.01	-9.1	-8.0	74.24	7.6	5.6	76.46	3.0	5.1
September	74.94	1.2	-0.7	71.14	-5.1	1.1	72.58	2.0	-0.9	76.17	5.0	-0.1
October	72.26	-0.8	-8.1	71.57	-0.9	6.1	72.74	1.6	-0.1	75.22	3.4	-2.5
November	72.78	0.5	-13.9	72.21	-0.8	7.7	73.60	1.9	-0.9	76.22	3.6	-1.8
December	73.74	0.6	-12.9	73.22	-0.7	11.0	73.10	-0.2	-5.1	76.45	4.6	0.6
Average	75.30	-3.0		70.85	-5.9		73.48	3.7		75.94	3.4	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro Area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/21/13): Euro Area: 37.2% Canada: 29.0% Japan: 17.3% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.7%
Currency Appreciation (Y-T-D through 12/31/13): Euro Area: 4.5% Canada: -6.4% Japan: -17.7% U.K.: 1.9% Switzerland: 2.8% Australia: -14.1% Sweden: 1.3%

Source: Federal Reserve Board

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2012				2013				2014E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4QE	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.7	1.2	2.8	0.1	1.1	2.5	4.1	3.0	2.3	2.3	2.6	2.6
S&P 500 Reported Profits (Year-over-Year)	7.4	-2.8	-6.3	0.0	5.2	15.0	16.1	11.4	9.8	7.8	9.2	11.7
Consumer Price Index (Year-over-Year)	2.8	1.9	1.7	1.9	1.7	1.4	1.6	1.3	1.2	1.2	1.6	2.5
Levels (Quarterly Average)												
Unemployment Rate	8.3	8.2	8.1	7.8	7.7	7.6	7.3	7.1	6.9	6.7	6.6	6.5
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.1	0.3	0.5	0.7	1.0
10-year Treasury Bonds-Yield	2.0	1.8	1.6	1.7	1.9	2.0	2.7	2.7	3.1	3.4	3.6	3.7

Source: Sit Investment Associates, Inc., January 6, 2014

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From December 31, 2013

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.0%	2.50%	-3.7%	4.00%	-2.0%
Present YTM 0.38%	Most Likely	0.50	-0.0	1.25	-1.3	3.00	-1.3
	Optimistic	0.13	0.7	0.50	0.1	2.00	-0.7
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-3.8	3.50	-6.3	5.00	-3.1
Present YTM 1.74%	Most Likely	2.25	-1.5	2.50	-1.8	4.00	-1.6
	Optimistic	1.00	4.5	1.00	5.3	3.00	-0.2
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	4.00	-6.4	4.50	-8.7	5.50	-3.2
Present YTM 3.03%	Most Likely	3.50	-2.4	3.75	-2.9	4.50	-0.8
	Optimistic	2.50	6.2	2.50	7.7	3.50	1.8
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	5.00	-13.9	5.50	-18.3	6.00	-5.5
Present YTM 3.97%	Most Likely	4.25	-2.7	4.50	-4.7	5.00	-1.1
	Optimistic	3.00	21.1	3.00	23.1	4.00	2.8

Source: Sit Investment Associates, Inc.

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2012A	2013E	2014E	2012-2016 (5 Yr CAGR)	2012A	2013E	2014E	2012-2016 (5 Yr AVG)
Global Economy	**2.7%**	**2.5%**	**3.0%**	**2.8%**	**2.7%**	**2.4%**	**2.5%**	**2.6%**
United States	2.8	1.8	2.4	2.4	2.1	1.5	1.6	2.0
Euro Area	(0.6)	(0.4)	1.0	0.4	2.5	1.4	1.2	1.5
United Kingdom	0.2	1.4	2.3	1.7	2.8	2.6	2.3	2.5
Japan	2.0	1.5	1.5	1.6	(0.1)	0.3	0.9*	0.6
Asia Ex Japan	6.1	6.1	6.1	6.1	3.6	3.6	3.8	3.7
Latin America	2.9	2.6	2.7	2.7	6.1	6.7	6.8	6.6

* Exlcuding the impact of the 3 percentage point consumption tax increase, effective April 1, 2014

10-YEAR BOND YIELDS

	2012	2013		2014
	12/31A	6/30A	12/31A	12/31E
United States	1.8%	2.5%	3.0%	3.5%
Euro (Germany)	1.3	1.7	1.9	2.5
Japan	0.8	0.9	0.7	1.0
United Kingdom	1.8	2.4	3.0	3.5

EXCHANGE RATES

	2012	2013		2014
	12/31A	6/30A	12/31A	12/31E
Euro ($/)	1.32	1.30	1.37	1.40
Japan (¥/$)	87	99	105	110
UK ($/£)	1.63	1.52	1.66	1.70

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., JANUARY 6, 2014

Exhibit J

■ Sit Investment Associates ■

Global Manufacturing Data Has Largely Been Improving


PMI Manufacturing output by countries
67
62
57
52
47
42
37
10
11
12
13
14
15
Euro area
Germany
France
Italy
Spain
Germany
Italy
Euro Area
Spain
France
Source: Haver Analytics, Barclays, Research


Regional trends in manufacturing confidence
Manufacturing confidence (normalised diffusion balance)
2
1
0
-1
-2
-3
-4
-5
07
08
09
10
11
12
13
14
US
Major EM
Euro area
UK
Japan
UK
Japan
US.
Euro Area
Major EM

Source: Barclays Research, January 2, 2014

G:\Support\Exhibits\E-12/13

Exhibit K

■ Sit Investment Associates ■

European Unemployment Rate Plateauing, But Remains Elevated



Euro area and EU28 unemployment rates
Seasonally adjusted series
Euro area (EA17)
EU28
%
12.5
11.5
10.5
9.5
8.5
7.5
6.5
I II III IV
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

Source: Eurostat, November 29, 2013

Exhibit L

■ Sit Investment Associates ■

Japan Still Faces Economic Headwinds

Growth Slowed in the Third Quarter



(QoQ)
(QoQ)
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
1Q 2005
3Q 2005
1Q 2006
3Q 2006
1Q 2007
3Q 2007
1Q 2008
3Q 2008
1Q 2009
3Q 2009
1Q 2010
3Q 2010
1Q 2011
3Q 2011
1Q 2012
3Q 2012
1Q 2013
3Q 2013
1Q 2014
Real GDP (RHS)
IP (LHS)

* Growth rates are not annualized.

Japan's High Debt Level Remains a Significant Risk



Japanese gross public debt
As a % of GDP
Forecasts
250
240
230
220
210
200
190
180
2007
10
12
14

Source: Mizuho Securities, December 9, 2013 and Financial Times, September 13, 2013

G:\Support\Exhibits\E-12/13

Exhibit M

■ Sit Investment Associates ■

China's Moderating Growth



PMI Index Leads Economic Indicators
%
IP (3mma sa, MoM, %, lhs)
PMI (sa, rhs)
3
2
1
0
-1
-2
-3
65
60
55
50
45
40
35
2005-01
2005-07
2006-01
2006-07
2007-01
2007-07
2008-01
2008-07
2009-01
2009-07
2010-01
2010-07
2011-01
2011-07
2012-01
2012-07
2013-01
2013-07
Source: NBS, CEIC, Morgan Stanley Research

Source: Morgan Stanley, January 2, 2014

Exhibit N

■ Sit Investment Associates ■

Korea Appears To Be Gaining Traction


Korea export growth (% y-y) trend
Korea export growth turned positive at 7% y-y in October 2013
(% growth y-y)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
2007
2008
2009
2010
2011
2012
2013
Source: Quantiwise, Nomura research


Korea export growth (% y-y) by each region
Recent pick-up in Korea exports to US and EU areas
(% growth y-y)
Total
China
ASEAN
US
EU
50%
40%
30%
20%
10%
0%
-10%
-20%
Jan 12
Apr 12
Jul 12
Oct 12
Jan 13
Apr 13
Jul 13
Oct 13
Source: Quantiwise, Nomura research


Signs of a bottoming of volume and prices
y/y % chg
Unit: Parcels
20%
15%
10%
5%
0%
-5%
-10%
-15%
250,000
200,000
150,000
100,000
50,000
0
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08
Oct-09
Oct-10
Oct-11
Oct-12
Oct-13
Transaction volume
Property price (LHS)
Source: Statistics Korea, Barclays Research

Consumption Still Low Relative to Other Countries


Private consumption, % of GDP
2012, % of GDP
80%
70%
60%
50%
40%
30%
20%
PH
HK
JP
TW
IN
TH
ID
KR
MY
SG
PRC
Source: CEIC and UBS calculations

Source: Nomura Research, December 17, 2013, Barclays, December 11, 2013 and UBS Research, December 20, 2013

G:\Support\Exhibits\E-12/13

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

<u>VERY HIGH DEBT-TO-GDP RATIO IN CHINA</u>

Debt-to-GDP Ratio in China has Risen Sharply in Past 5 Years; China's New Leadership is Slowing Credit Growth in Hopes of Avoiding a Severe Credit Cycle



Total Non-Government & Non-Financial Debt
As a % of Nominal GDP
220%
210%
200%
190%
180%
170%
160%
150%
140%
130%
120%
207%
2009 Credit Binge
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13

Source: PBOC, CEIC, Bernstein Analysis

Note: The above chart includes corporate, household and local government debt; It excludes central government and financial debt

SOURCE: BERNSTEIN RESEARCH, DECEMBER 13, 2013

EXHIBIT P

■ **SIT INVESTMENT ASSOCIATES** ■

SLOWDOWN IN SHADOW BANKING GROWTH DRIVEN BY RISING INTERBANK INTEREST RATES



Strong Correlation between Shadow Banking Growth and Interbank Interest Rates
30%
25%
20%
15%
10%
5%
0%
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
5.0%
Shadow Banking: 6-Month Growth (lhs)
Overnight SHIBOR: 6-Month Avg (rhs)
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Source: PBOC, CEIC, Bernstein Analysis

SOURCE: BERNSTEIN RESEARCH, DECEMBER 13, 2013

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

CHINA GOVERNMENT DEBT-TO-GDP STILL MANAGEABLE


China government debt to GDP (2012)
60%
50%
40%
30%
20%
10%
0%
18.2%
18.6%
4.7%
12.1%
Central gov: direct
Local gov: direct
Central gov: contingent
Local gov: contingent
Source: BofA Merrill Lynch Global Research, NAO

TOTAL GOVERNMENT DEBT TO GDP: 53.6%

SOURCE: BANK OF AMERICA/MERRILL LYNCH, DECEMBER 30, 2013

Exhibit R

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples



Data through December 31, 2013
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2013 est. operating EPS of $107.25.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

Exhibit S

■ Sit Investment Associates ■

Equity Characteristics

December 31, 2013

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2013 Projected Gain	+8.5%	+15.6%	+11.0%	+6.6%	+11.9%	+11.5%
2014 Projected Gain	+18.0%	+19.7%	+18.8%	+11.2%	+19.1%	+14.3%
5-Year Projected Growth	+13.9%	+16.5%	+16.5%	+10.0%	+14.9%	+11.6%
Dividend Yield						
Total Fund	+1.7%	+0.8%	+0.5%	+2.5%	+1.6%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.4%	+17.2%	+17.0%	+12.2%	+16.4%	+13.5%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	21.4x	28.1x	33.5x	16.7x	23.0x	19.0x
FY2 Calendar P/E	19.6x	22.8x	26.7x	15.0x	22.1x	18.1x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	18.5x	22.2x	22.4x	16.7x	20.5x	18.3x
FY2 Calendar P/E	16.4x	19.2x	19.6x	15.3x	18.0x	16.2x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.9x	1.7x	2.0x	1.9x	1.9x	2.0x
FY2 Calendar PEG	1.6x	1.4x	1.6x	1.7x	1.6x	1.7x
Wtd Avg Mkt Cap ($ Million)	$104,845	$17,480	$6,487	$92,148	$101,108	$120,636

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-12/13

EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

CURRENT VALUATIONS IN EUROPE ARE REASONABLE



MSCI Europe - N12M Price to Earnings (Latest = 13.5)
N12M PE
Average
30
25
20
15
10
5
88
90
92
94
96
98
00
02
04
06
08
10
12
14
Source: MSCI, IBES, Morgan Stanley Research

SOURCE: MORGAN STANLEY RESEARCH, JANUARY 3, 2014